March 17, 2005


Mail Stop 05-11

Mr. Richard Reincke, President
Aegis Assessments, Inc.
7975 N. Hayden Road, Suite D363
Scottsdale, AZ 85258


Re:	Form 8-K filed 3/15/05
	File No. 000-50213

Dear Mr. Reincke:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

1. We note your disclosure under Item 304(a)(1)(iv) of Regulation S-B relating to disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. With regards to the matter described in the second paragraph of your disclosure, please tell us supplementally the details regarding the transaction(s) in question, and provide us with any letters or written communications to and from the former accountants regarding the transaction(s) in question.

2.
Please revise the second paragraph of your disclosure to address each of the following points:

* Provide a brief description of the nature and dollar amounts of the transaction(s) involved, along with the key issues that the communications with the former accountant and the Commission`s Chief
Accountant`s Office were intended to resolve.
* Your disclosure states that your former auditor advised you that as part of their audit procedures, they would require you to submit a letter to the Commission`s Chief Accountant`s Office. Please disclose for which period the audit procedure referenced in your disclosure related (e.g.- year ended December 31, 2003 or year ended
December 31, 2004). Also, please disclose whether this represented a change in audit scope, and if so, briefly describe the reasons communicated to you as to why such a change was required. While consultation with the Division`s Chief Accountant`s Office is encouraged in cases where the registrant and its auditor are unclear regarding the application of accounting principles to a specified transaction, typically such consultations would not represent a standard type of audit procedure.
* Revise the disclosure to indicate the exact date on which the matter was first communicated, either orally or in writing, to your new accountant, and the date on which the new accountant was engaged.
It is unclear from your disclosure whether your new accountant was consulted regarding the accounting treatment for the transaction(s) in question prior to your decision to engage them as your new accountant. See Item 304(a)(2)(i) of Regulation S-B.

      Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Carlton Tartar at 202.942.2847.

						Sincerely,


						Carlton Tartar
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE